EXHIBIT 99.2
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NEWS RELEASE

November 3, 2003

ARC ENERGY TRUST ANNOUNCES FILING OF PRELIMINARY PROSPECTUS FOR THE PREVIOUSLY ANNOUNCED ISSUE OF TRUST UNITS
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CALGARY, November 3, 2003 (AET.UN and ARX - TSX) ARC Energy Trust ("the Trust")
announced the filing of a preliminary short form prospectus in all provinces of Canada relating to the previously announced issue of 11,000,000 trust units at a price of $13.40 per unit for gross proceeds of $147.4 million on a bought deal basis. The offering was made through a syndicate of underwriters led by RBC Capital Markets and includes BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Desjardins Securities Inc., Dundee Securities Corporation and Raymond James Ltd. The net proceeds will initially be used to repay outstanding bank indebtedness and to subsequently fund ongoing capital expenditures of approximately $50 million for the balance of 2003 and a portion of ARC's 2004 capital program.

The Trust has granted the underwriters an option, exercisable in whole or in part any time prior to 7:00 a.m. (Calgary time) on the last business day immediately preceding the date of closing, to purchase up to an additional 3,500,000 trust units at the same offering price. Should the underwriters' option be fully exercised, the total gross proceeds of the issue would be approximately $194.3 million.

The securities being offered by the Trust have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or applicable exemption from the registration requirement of such Act. This release does not constitute an offer for sale of trust units in the U.S. and any public offering of trust units in the U.S. will be made by means of a prospectus.


ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

    For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
         Telephone: (403) 503-8600                  Fax: (403) 509-6417

                            Toll Free 1-888-272-4900
                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9